Exhibit 99.1

RELEVANT FACT

(Republication)

The Management of GERDAU group (“Gerdau”), in compliance with Article 157, paragraph 4th of the Law 6404/76 and the CVM Instruction 358/02, hereby announces that the Company is currently analyzing the corporate restructuring options involving Gerdau and its subsidiary Aços Villares S.A. (“Villares”) with the aim of capturing synergies, always in line with the interests of the companies involved and their respective shareholders.

Among the options being analyzed and based on the prices of Villares’ and Gerdau S.A.’s shares in the past 12 months, Management estimates an initial share exchange ratio of around 26 to 30 Villares’ shares for each Gerdau S.A. share, with said exchange ratio subject to evaluation by an independent consulting firm as well as the compliance with other corporate requirements and applicable regulations, according to the reorganization structure to be adopted at the end of the process.

There is no preliminary Management decision so far regarding the exchange ratio, and which would not be the case, given that there is no valuation report or study prepared by the independent consulting firm relating to the above-mentioned range, which is a preliminary estimate considered reasonable by the Company management for the eventual operation. Pursuant to CVM Instruction 319 and considering the difference in the liquidity level of the companies’ shares, this preliminary estimate should be matched with other criteria for establishing the exchange (or replacement) ratio as part of the valuation by the independent consulting firm in order to prepare the proposal to be eventually submitted for shareholders’ discussion and approval.

Once the decision to proceed with the corporate restructuring is made, a new Relevant Fact will be disclosed to the market, detailing the method for calculating the proposed exchange ratio and its approval by shareholders. However, there is no guarantee that this reorganization will actually take place or when it will happen or even which structure will be submitted to shareholders.

This relevant fact is being republished in compliance with Letter CVM/SEP/GEA-4 no. 280/09 received from the Company Relations Department of the Securities and Exchange Commission of Brazil (CVM).

Rio de Janeiro, December 7th, 2009

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Officer